July 7, 2023

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	J-Star Holding Co., Ltd. (the “Company”)
Amendment No. 10 to Registration Statement on Form F-1
Filed May 24, 2023
File No. 333-263755

Dear SEC Officers,

As counsel for the Company and on its behalf, this letter is being submitted in response to the verbal correspondence dated June 30, 2023 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 (the “Form F-1”). For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses set out immediately underneath those comments. Please note that all references to page numbers in the responses are references to the page numbers in a revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 11 to Registration Statement on Form F-1 filed June 14, 2023

General

1. In response to the Staff’s verbal comment with respect to updating the relevant disclosures throughout the Form F-1, the Company has revised and updated the relevant disclosures to the extent possible in the Revised F-1 and also updated exhibits 5.1 to 5.4 and 23.6.

2. In response to the Staff’s comment with respect to including the Inflation Reduction Act in the Form F-1, the Company has included the relevant disclosures in the “Regulations” section on page 120 in the Revised F-1.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick